EXHIBIT 6
PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Computation of Earnings Per Share
For the years 2006 through 2009
Amounts in conformity with IFRS

	2009(1)		2009		2008		2007		2006
	(in millions, except earnings per common share)
Earnings per share for the year attributable to common equity holders of PLDT
Basic
Net income attributable to equity holders of PLDT	US$	857	Php	39,781	Php	34,317	Php	39,289	Php	32,385
Add (Deduct): Dividends on preferred shares		(10)		(457)		(455)		(457)		(455)
Accretion to redemption value of preferred stock subject to mandatory conversion		—		—		—		—		—

Net income attributable to common shareholders	US$	847	Php	39,324	Php	33,862	Php	38,832	Php	31,930

Diluted
Net income attributable to equity holders of PLDT	US$	857	Php	39,781	Php	34,317	Php	39,289	Php	32,385
Add (Deduct): Dividends on preferred shares		(10)		(457)		(455)		(457)		(455)
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year		—		—		—		17		—
Accretion to redemption value of preferred stock subject to mandatory conversion		—		—		—		131		—
Foreign exchange gains on preferred stock subject to mandatory conversion		—		—		—		(182)		—

Net income applicable to common shareholders	US$	847	Php	39,324	Php	33,862	Php	38,798	Php	31,930

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning				187,484		188,741		188,435		180,789
Effect of issuance of common shares during the year				15		542		221		3,667
Effect of purchase of treasury stock during the year				(583)		(1,120)		—		—

				186,916		188,163		188,656		184,456

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning				187,484		188,741		188,435		180,789
Effect of issuance of common shares during the year				15		542		221		3,667
Average incremental number of shares under ESOP(2)				21		13		38		98
Effect of purchase of treasury stock during the year				(583)		(1,120)		—		—
Common shares equivalent of preferred shares deemed dilutive:
Preferred stock Series VI				—		—		680		—

				186,937		188,176		189,374		184,554

Earnings per share
Basic		4.53		210.38		179.96		205.84		173.10
Diluted		4.53		210.36		179.95		204.88		173.01

(1)	We maintain our accounts in Philippine pesos, the functional and presentation currency under IFRS and U.S. GAAP. For convenience, the peso financial information as at and for the year ended December 31, 2009 has been translated into U.S. dollars at the exchange rate of Php46.425 to US$1.00, the peso-dollar rate as quoted through the Philippine Dealing System as at December 31, 2009.

(2)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share, see Note 7 — Earnings per Common Share to the accompanying consolidated financial statements in Item 18 for further discussion.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Computation of Operating Income and Earnings Per Share
For the year 2005
Amounts in conformity with U.S. GAAP

	(in millions, except net
	operating income per
	common share)
1. Operating income per share
Basic
Operating income	Php	48,514
Deduct: Dividends on convertible preferred shares		1,677
Accretion of redemption value of preferred stock subject to mandatory conversion		1,443

Operating income applicable to common shareholders	Php	45,394

Diluted
Operating income	Php	48,514
Deduct: Dividends on convertible preferred shares		70
Accretion of redemption value of preferred stock subject to mandatory conversion		1,746

Operating income applicable to common shareholders	Php	46,698

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214
Effect of issuance of common shares during the year		1,855

		172,069

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214
Effect of issuance of common shares during the year		1,855
Weighted average number of shares under ESOP during the year(1)		94
Common shares equivalent of preferred shares deemed dilutive		10,858

		183,021

Operating income per share
Basic	Php	263.81
Diluted		255.15

2. Earnings per share
Basic
Net income after cumulative effect of change in accounting policy	Php	40,603
Deduct: Dividends on convertible preferred shares		1,677
Accretion to redemption value of preferred stock subject to mandatory conversion		1,443

Net income attributable to common shareholders	Php	37,483

Diluted
Net income (loss) after cumulative effect of change in accounting policy	Php	40,603
Deduct: Dividends on convertible preferred shares		70
Accretion to redemption value of preferred stock subject to mandatory conversion		1,746

Net income applicable to common shareholders	Php	38,787

Basic
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214
Effect of issuance of common shares during the year		1,855

		172,069

Diluted
Weighted average number of common shares (in thousands)
Outstanding common shares, beginning		170,214
Effect of issuance of common shares during the year		1,855
Average incremental number of shares under ESOP(1)		94
Common shares equivalent of preferred shares deemed dilutive		10,858

		183,021

Earnings per share(1)
Basic	Php	217.84
Diluted		211.93

(1)	The dilutive effect of the outstanding options is reflected as additional share dilution in the computation of earnings per common share.

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